UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rain Oncology Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Titles of Class of Securities)

75082Q105
(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,933,152

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,933,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,933,152

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,933,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,933,152

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,933,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,933,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
79,726

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
79,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
99,726

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
99,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 7 of 8 Pages

EXPLANATORY NOTE
This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Boxer Capital, LLC, (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and Joe Lewis (collectively with Boxer Capital, Boxer Management, MVA Investors and Aaron I. Davis, the “Reporting Persons”) on May 3, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 filed on November 8, 2022 and Amendment No. 2 filed on May 25, 2023. Capitalized terms used but not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D as previously amended.
Item 4. Purpose of Transaction.

This Amendment supplements the disclosure in Item 4 of the Schedule 13D, as previously amended, by adding the following:

On December 13, 2023, the Issuer filed a Current Report on Form 8-K (the “Merger 8-K”) with the United States Securities and Exchange Commission, announcing that on December 13, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pathos AI, Inc., a Delaware corporation (“Parent”), and WK Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). According to the Merger 8-K, the Merger Agreement provides, among other things, and subject to the terms and conditions thereof, for (i) the acquisition of the Issuer by Parent through a cash tender offer (the “Offer”) by Merger Sub for all of the Issuer’s outstanding shares of Common Stock for: (A) $1.16 per share and (B) contingent cash payments of up to approximately $0.17 per share and (ii) following the completion of the Offer, the merger of Merger Sub with and into the Issuer (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As further described in the Merger 8-K, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders, each outstanding share of Common Stock (other than certain excluded shares) will be converted into the right to receive the Offer Price. The Merger 8-K also describes the treatment of certain Issuer equity awards at the Effective Time pursuant to the Merger Agreement.

In connection with Issuer’s entry into the Merger Agreement, Parent and Merger Sub entered into Support Agreements (the “Support Agreements”) with the Reporting Persons and certain other beneficial owners of Common Stock with Parent and Merger Sub pursuant to which such parties agreed, among other things, to irrevocably tender the shares of Common Stock held by them and certain of their affiliates in the Offer, upon the terms and subject to the conditions of such agreements. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Issuer’s Board of Directors votes to approve a superior proposal. By entering into the Support Agreements, the Reporting Persons have also agreed to other customary terms and conditions, including certain transfer and voting restrictions, in respect of shares of Common Stock that they beneficially own.
The Issuer filed the Merger Agreement as an exhibit to the Merger 8-K. A form of the referenced Support Agreements is attached to this Amendment No. 3 as Exhibit 3. The foregoing summaries of the terms and conditions of the Merger Agreement and the Support Agreements are qualified by reference to those documents and are not substitutes for reading those documents in their entirety.
Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) is hereby amended and restated as follows:
All percentages are based on 29,360,887 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 27,579,947 shares of Common Stock outstanding as of November 3, 2023, as reflected in the Form 10-Q filed by the Issuer with the SEC on November 9, 2023 and (ii) 1,780,940 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days. Boxer Capital has the right to acquire 1,780,940 shares of Common Stock upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis; Aaron I. Davis has the option to purchase 20,000 shares of Common Stock from the Issuer within 60 days; and MVA Investors, LLC has the right to acquire 79,726 shares of Common Stock upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis; provided, that, the Beneficial Ownership Limitation prohibits the Reporting Persons from effecting any conversion of shares of the Issuer’s non-voting common stock into shares of Common Stock that would result in their aggregate beneficial ownership of Common Stock exceeding 9.99% of the Common Stock then outstanding.
(a)
Taking into consideration the Beneficial Ownership Limitation, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,933,152 shares of Common Stock, representing 9.99% of the outstanding Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,933,152 shares of Common Stock which represents 9.99% of the outstanding Common Stock. Boxer Capital owns 3,422,489 shares of non-voting common stock, however, the effect of the Beneficial Ownership Limitation is that Boxer Capital, Boxer Management and Joe Lewis cannot own more than 2,933,152 shares of Common Stock.
Aaron I Davis beneficially owns 99,726 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock, of which MVA Investors beneficially owns 79,726 shares of Common Stock.
(b)	With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any of the shares of Common Stock they beneficially own.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,933,152 shares of Common Stock they beneficially own. MVA Investors  has shared power to vote or to direct vote of 79,726 shares of Common Stock.  Aaron Davis has shared power to vote or direct the vote of 20,000 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any of the shares of Common Stock they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,933,152 shares of Common Stock they beneficially own. MVA Investors has shared power to dispose or to direct the disposition of 79,726 shares of Common Stock. Aaron Davis has shared power to dispose or to direct the disposition of 20,000 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

This Item 6 incorporates by reference the information in Item 4 of this Amendment No. 3 regarding the Support Agreements.
Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 1
Joint Filing Agreement, dated May 3, 2021, among Boxer Capital, Boxer Management, Joe Lewis, MVA Investors and Aaron I. Davis, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 3, 2021.

Exhibit 2
Agreement and Plan of Merger between the Rain Oncology Inc., Pathos AI, Inc. and WK Merger Sub, Inc., dated December 14, 2023, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Rain Oncology Inc. on December 15, 2023.

Exhibit 3	Form of Support Agreement by and among Pathos AI, Inc., WK Merger Sub, Inc., and the Reporting Persons (among others), dated December 13, 2023.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  December 15, 2023

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
By:	/s/ Paul Higgs
Name:	Paul Higgs
Title:	Director

JOSEPH C. LEWIS
/s/ Joseph C. Lewis
Joseph C. Lewis Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually